August 16, 2019

Harry Simeonidis
President
Glucose Biosensor Systems (Greater China) Holdings, Inc.
708 Third Avenue, 6th Floor
New York, New York 10017

       Re: Glucose Biosensor Systems (Greater China) Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 2, 2019
           File No. 333-232557

Dear Mr. Simeonidis:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed August 2, 2019

Management, page 64

1. Exhibits 10.5 and 10.7 indicates that Mr. Syrmalis is your chief executive officer and that your President and Chief Financial Officer report to him, contrary to your disclosure in this section. Please revise or advise. Please also reconcile your disclosure on page 71 regarding the terms of the referenced employment agreements with Exhibits 10.5 and
       10.7.
Exclusive Forum Selection, page 84

2. We note that your forum selection provision in exhibit 3.1 identifies the Court of
       Chancery of the State of Delaware as the exclusive forum for certain litigation, including
 Harry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
August 16, 2019
Page 2
      any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
      Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
      Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special
Counsel, at (202) 551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameHarry Simeonidis
                                                     Division of Corporation
Finance
Comapany NameGlucose Biosensor Systems (Greater China) Holdings, Inc.
                                                     Office of Electronics and
Machinery
August 16, 2019 Page 2
cc:       Eric T. Schwartz, Esq.
FirstName LastName